EXHIBIT 12

BORDEN CHEMICAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	2004	2003	2002		2001	2000
Pre-tax (loss) income from continuing operations	$(33,331)	$18,317	$(9,020)		$(167,437)	$(84,660)
Add back (deduct):
Minority interest expense (income)	940	163	900		(184)	(418)
(Loss) income from equity investees	(151)	—	—		1,452	1,536
Fixed charges	69,240	51,817	54,223		72,664	91,264

	$36,698	$70,297	$46,103		$(93,505)	$7,722

Fixed Charges
Interest expensed and capitalized	$64,618	$46,138	$47,315		$51,613	$62,654
Affiliated interest expense, net	138	558	1,857		14,529	20,963
Interest element of lease costs (a)	4,484	5,121	5,051		6,522	7,647

	$69,240	$51,817	$54,223		$72,664	$91,264

Ratio of earnings to fixed charges	(b )	1.4:1	(b	)	(b )	(b )

(a)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion thereof. In 2004, $435 of capitalized interest is included in interest expense.
(b)	For the years ended December 31, 2004, 2002, 2001 and 2000, fixed charges exceeded earnings by $32,542, $8,120, $166,169 and $83,542, respectively.